EXHIBIT B AMENDED AND RESTATED INVESTMENT POLICIES OF AMERITRANS AND ELK

Ameritrans and Elk Investment Policies

The investment policies described below are the fundamental policies of Ameritrans and Elk (together the “Company”).  Fundamental policies, that is, policies that cannot be changed without the approval of the holders of a majority of Ameritrans' outstanding voting securities, as defined under the 1940 Act, are described below. A "majority of Ameritrans' outstanding voting securities" as defined under the 1940 Act means the lesser of (i) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or (ii) more than 50% of the outstanding shares. Because Ameritrans is the only stockholder of Elk, the Company has agreed with the Commission that Elk's fundamental investment policies will be changed only by the vote of the Ameritrans shareholders.

1.

The Company may invest up to 100% of its assets in restricted securities.

2.

The Company does not intend to engage, in the purchase and sale of real estate. However, the Company may elect to purchase and sell real estate in order to protect any of its prior investments which it considers at risk.

3.

The Company may engage in short sales of securities in order to hedge securities held in its portfolio.

4.

The Company may write or buy put or call options in order to hedge a current securities position or to hedge the Company’s portfolio in general.

5.

The Company may engage in the purchase or sale of commodities or commodity contracts, including futures contracts (i) where necessary in working out distressed loan or investment situations and (ii) to otherwise hedge all or a portion of the securities positions in the Company’s portfolio.

w:\ameritrans\shareholders meeting\2007 special shareholders meeting\exhibit b amended and restated policies.doc